

November 4, 2011

Via E-mail
Avinoam Cohen
President
Universal Tech Corp.
1608 S. Ashland Ave. #70547
Chicago, Illinois 60608-2013

  Re: Universal Tech Corp.
    Registration Statement on Form S-1
    Filed October 7, 2011
    File No. 333-177209

Dear Mr. Cohen:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the sale of art as an investment. We note that you have a no operating history and no revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Prospectus Cover Page

2. We note that there is a minimum of 400,000 shares that must be sold. Please ensure that
    you have clearly stated throughout your prospectus that you are conducting an offering
    that requires that a minimum number of shares be sold, such as at the top of your
    prospectus cover page. Here and in your Plan of Distribution, please revise to explain
    how you will maintain the proceeds from the sale of any shares before you reach your
    minimum and how you will return the proceeds if you do not reach your minimum.

Prospectus Summary, page 3

3. Revise to clarify that the summary highlights "material" rather than "selected"
    information.

Corporate Background, page 2

4. We note your disclosure here and on page 16 that "Universal Tech Corp leverages an
    innovative direct sales strategy" and that you utilize a three stage direct marketing
    process to generate sales on page 19.   Please revise your discussion to provide greater
    details of how or why your sales strategy would be considered innovative.

5. Please provide copies of the reports or studies that support the qualitative and
    comparative statements contained in your prospectus. We note the following examples:

    *   "The international art market is estimated at $57 billion in annual sales,…" Page 3.

    *   "Art accounted for 22% of investments of passion overall, but that share was higher
        among European high net worth individuals (27%) and highest among Latin
        American high net worth individuals (28%). Art is also most likely to be seen as a
        form of financial investment. In fact, 42% of investment advisors in a survey said that
        they believe their high net worth clients invest in Art primarily for its potential to gain
        value." Page 3.

    *   "…many upper middle class business people and professionals are seeking
        investments that are long-term, non-speculative and tangible." Page 3. And,

    *   "With the number of millionaires in the world increasing by 8.3% in 2010,…" Page
        3.

These are only examples. We note that on pages 16-19 you have footnoted your reference materials. Nevertheless, please provide us with these reports or studies or tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Risk Factors, page 3

Because some of our officers and directors are located in non-U.S. jurisdictions,…Page 12

6. Please revise your risk factor to indicate the countries in which your officers and directors reside and also an investor's ability:

    - to effect service of process within the United States against any of your non-U.S. resident officers or directors;

    - to enforce in the applicable foreign court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

    - to bring an original action in the applicable foreign court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Use of Proceeds, page 14

7. We note your statement that you will have wide discretion in the use of proceeds. While you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and you must indicate the alternatives to such use. Please revise accordingly. Refer to Instruction 7 of Item 504 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 15

8. Please revise your disclosure to also alert investors that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Description of Business, page 16

9. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, explain how much art you will need to sell to become

profitable. In this regard, also describe your cost structure in enough detail so that investors can evaluate your business plan. As another example, we note that you have no employees. In light of this, please better explain how you are processing customer orders under these circumstances and describe your ability to meet new demand.

10. We note that your officer and directors work from their homes and that their homes are not located in the U.S. Therefore, it appears that you may do business in foreign countries. Please describe which countries you plan to operate in and also describe the governmental regulations or restrictions that will affect your business.

11. If applicable, please describe the impact of foreign currency exchange fluctuations on your business.

Management's Discussion and Analysis or Plan Operation, page 21

12. In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Please also expand your discussion to discuss any seasonal aspects that had a material effect on your financial condition and result of operations. Please see Release No. 33-8350 for additional guidance.

Plan of Operations, page 21

13. We note that you have disclosed the events or milestones that you will need to accomplish in order to implement your business plan. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, and quantify the estimated cost to achieve each event or milestone.

Plan of Distribution, page 25

14. We note your plans to self-underwrite this offering by selling the stock through your directors. Please identify who will be offering the shares and the basis for reliance upon Rule 3a4-1 of the Exchange Act.

Exhibit 5.1

15. In the third paragraph in clause (i) it refers to shares of the selling stockholders. There does not appear to be any selling stockholders in connection with this offering. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director